Exhibit 99.1

Pembina Pipeline Corporation Announces $600 Million Hybrid Note Offering

CALGARY, AB, Jan. 12, 2021 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) announced today that it has priced an offering of $600 million of 4.80% Fixed-to-Fixed Rate Subordinated Notes, Series 1 due January 25, 2081 (the "Offering").

The Offering is expected to close on or about January 25, 2021, subject to customary closing conditions. Pembina expects to use the net proceeds of the Offering to redeem or repurchase its outstanding cumulative redeemable minimum rate reset Class A Preferred Shares, Series 11 (TSX: PPL.PR.K) and its cumulative redeemable minimum rate reset Class A Preferred Shares, Series 13 (TSX: PPL.PR.M), to repay other outstanding indebtedness, as well as for general corporate purposes.

The subordinated notes are being offered through a syndicate of underwriters, co-led by RBC Capital Markets, CIBC Capital Markets, Scotiabank and TD Securities, under Pembina's short form base shelf prospectus dated December 30, 2020, as supplemented by a prospectus supplement dated January 12, 2021.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the subordinated notes. The subordinated notes have not been approved or disapproved by any regulatory authority. The subordinated notes have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities law, and may not be offered or sold within the United States or to, or for the account or benefit of, United States persons.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements
This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "intend", "will", "shall", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to the Offering, including the anticipated closing date of the Offering and the expected use of the net proceeds of the Offering. These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: prevailing commodity prices, margins and exchange rates, that Pembina's businesses will continue to achieve sustainable financial results and that future results of operations will be consistent with past performance and management expectations in relation thereto, the availability and sources of capital, operating costs, ongoing utilization and future expansions, the ability to reach required commercial agreements, and the ability to obtain required regulatory approvals. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; risks relating to widespread epidemics or pandemic outbreaks, including the COVID-19 pandemic; general economic, market and business conditions; and the behaviour of financial markets, including fluctuations in interest and exchange rates, the pricing of comparable securities and Pembina's credit ratings; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among others, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form, each for the year ended December 31, 2019, and in Pembina's management's discussion and analysis for the three and nine months ended September 30, 2020, all which can be found at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on Pembina's website at www.pembina.com. In addition, the closing of the Offering may not be completed, or may be delayed, if the conditions to the closing of the Offering are not satisfied on the anticipated timeline or at all. Accordingly, there is a risk that the Offering will not be completed within the anticipated time, on the terms currently proposed, or at all. While the Corporation intends to use the net proceeds of the Offering as stated above, there may be circumstances that are not known at this time where a reallocation of the net proceeds may be advisable for business reasons that management or the board of directors of Pembina believe are in Pembina's best interests.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

View original content:http://www.prnewswire.com/news-releases/pembina-pipeline-corporation-announces-600-million-hybrid-note-offering-301207016.html

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/January2021/12/c1486.html

%CIK: 0001546066

For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 18:41e 12-JAN-21